Exhibit 99.1

ATIF Holdings Limited Announces Completion of the Acquisition of a Controlling Interest in Leaping Group Co., Ltd.

Shenzhen, China, April 23, 2020 –ATIF Holdings Limited (Nasdaq: ATIF), a company providing business consulting services to small and medium-sized enterprises in Asia, today announced that it has successfully completed the previously announced acquisition of approximately 51.2% of the issue and outstanding ordinary shares of Leaping Group Co., Ltd. (“LGC”). The transaction was completed pursuant to the (i) Debt Conversion and Share Purchase Agreement dated as of April 8, 2020 (the “Debt Conversion SPA”) among ATIF and LGC, and (ii) the Share Exchange Agreement dated as of April 8, 2020 (the “Share Exchange Agreement”) by and among ATIF, LGC, and all of the shareholders of LGC (the “Sellers”).

Under the terms of the Debt Conversion SPA, LGC issued 3,934,029 of its ordinary shares to ATIF in exchange for (i) the satisfaction of the outstanding debt owed to ATIF in the amount of US$1,851,000, and (ii) the issuance of 2,800,000 ordinary shares of ATIF to LGC. Concurrent with the closing of the Debt Conversion SPA and under the terms of the Share Exchange Agreement, the Sellers assigned an aggregate of 6,283,001 ordinary shares of LGC to ATIF in exchange for an aggregate of 7,140,002 ordinary shares of ATIF. After given effect to the Debt Conversion SPA and the Share Exchange Agreement, there are 47,014,674 of ATIF’s ordinary shares issued and outstanding. The closing price of the ATIF’s ordinary shares on April 22, 2020 was $2.12.

LGC is mainly focusing on multi-channel advertising, event planning and execution, film and TV program production, and movie theater operation. LGC operates the largest pre-movie advertising network in three northeast Chinese provinces, namely Heilongjiang, Jilin, and Liaoning. In fiscal year 2019, LGC’s revenue reached US$11,679,690, 90% of which was generated from advertising associated business. The rest of the revenue was generated from movie associated business.

Mr. Bo Jiang, Chairman of LGC, commented, “We are excited about partnering with ATIF Holdings Limited and will stand up together to face the challenges and opportunities brought by COVID-19 pandemic. To date, the pandemic had a limited affect to our business since 90% of our revenue was generated from advertising associated business and only 10% was generated from movie associated business which may be negatively impacted by COVID-19. However, movie associated business will resume its normal operation gradually after May 1, 2020, in accordance with government regulations and policies. We believe that pairing our strength in multi-media advertising, event planning, and pre-movie advertising network with ATIF's commercial strength as a U.S. listed company will extensively increase our ability to penetrate and expand into China's multimedia market this year.”

Mr. Jun Liu, CEO and Director of ATIF, commented, “We are thrilled to complete the acquisition of a controlling interest in LGC. LGC is a well-established regional multimedia industry leader with additional appraisal and development upside. The acquisition will expand our capacity to meet increasing market demand for multimedia industry and diversify our portfolios. Looking ahead, we will continue to implement ATIF’s growth strategy to create value for our shareholders.”

For further information regarding all terms and conditions in the Share Exchange Agreement and Debt Conversion SPA, please see ATIF’s current report on Form 6-K through www.sec.gov, which will be furnished in connection with this transaction.

About Leaping Group Co., Ltd.

Headquartered in Shenyang, China, Leaping Group Co., Ltd. (“LGC”) is a multimedia service provider that have close business relationships with national advertising clients in China. LGC is currently engaged in three major businesses, multi-channel advertising, event planning and execution, film and TV program production and movie theater operation. The LGC operates the largest pre-movie advertising network in Heilongjiang Province and Liaoning Province of China and also provides advertising services in elevators and supermarkets. LGC is often hired to plan both online and offline advertising campaigns and produce related advertising materials. In addition, LGC invests in films and TV programs and distributes them in movie theaters or through online platforms. For more information, please visit: www.yzcmmedia.cn.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing business consulting services to small and medium-sized enterprises in Asia. ATIF’s core businesses include going public consulting services, international business planning consulting services, and financial media services. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. At present, ATIF has business centers and service centers in Hong Kong and Shenzhen, composed of experienced consulting professionals. ATIF owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the ATIF’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to continue to operate through ATIF’s VIE structure; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients, and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; and other factors listed in the ATIF’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. ATIF undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although ATIF believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and ATIF cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

For more information, please contact Investor Relations at:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com